UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15169

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act

In the Matter of

ALPS ETF Trust

ALPS Advisors, Inc.

ALPS Portfolio Solutions Distributor, Inc.

1290 Broadway

Suite 1000

Denver, Colorado 80203

Please send all communications regarding this Application to:

Cara B. Owen, Esq.

ALPS Fund Services, Inc.

1290 Broadway

Suite 1000

Denver, Colorado 80203

cara.owen@alpsinc.com

With a copy to:

Adam T. Teufel, Esq.

Dechert LLP

1900 K Street, NW

Washington, D.C. 20006

adam.teufel@dechert.com

Page 1 of 12 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on December 21, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of ALPS ETF Trust ALPS Advisors, Inc. ALPS Portfolio Solutions Distributor, Inc. File No. 812-15169	Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a)(1) and 17(a)(2) of the Act

I.	SUMMARY OF APPLICATION

In this amended and restated application (“Application”), ALPS ETF Trust (“Trust”), ALPS Advisors, Inc. (“Initial Adviser”), and ALPS Portfolio Solutions Distributor, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a)(1) and 17(a)(2) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded AlphaSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the Shielded AlphaSM ETFs listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) operates as a Shielded AlphaSM ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this Application, Applicants proceed under rule 0-2 under the Act.

[1]	Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference into the Order.

[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	APPLICANTS

A.	The Trust

The Trust is a statutory trust organized under the laws of Delaware consisting of multiple series operating as exchange-traded funds, and will include one or more series operating as Shielded AlphaSM ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

B.	The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a corporation organized under the laws of Colorado with its principal place of business in Denver, Colorado. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Shielded AlphaSM ETFs.3

Subject to approval by the Trust’s board of trustees, an Adviser will serve as investment adviser to the Funds. The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Distributor is a corporation organized under the laws of Colorado and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of Funds (“Shares”). Applicants request that the relief requested in this Application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Subadviser. Any distributor will comply with the terms and conditions of this Application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order, except as noted herein. For the reasons stated in the Reference Order, Applicants believe that:

• With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

• With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	Various aspects of the Shielded AlphaSM ETFs are the subject of pending patent applications.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the Application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In the case of the Trust, the relevant resolutions authorizing the filing are attached as Appendix B. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this Application.

ALPS ETF Trust

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

ALPS Advisors, Inc.
By:	/s/ Laton Spahr
Name:	Laton Spahr
Title:	President

ALPS Portfolio Solutions Distributor, Inc.

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

Authorization of
ALPS ETF Trust

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by ALPS ETF Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of ALPS ETF Trust and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

alps etf tRUST

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

Authorization of
ALPS Advisors, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by ALPS Advisors, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of ALPS Advisors, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Advisors, Inc.

By:	/s/ Laton Spahr
Name:	Laton Spahr
Title:	President

Authorization of
ALPS Portfolio Solutions Distributor, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by ALPS Portfolio Solutions Distributor, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of ALPS Portfolio Solutions Distributor, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Portfolio Solutions Distributor, Inc.

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

Verification of
ALPS ETF Trust

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated December 21, 2020 for, and on behalf of, the ALPS ETF Trust; that he is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS ETF Trust

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

Verification of
ALPS Advisors, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated December 21, 2020 for, and on behalf of, ALPS Advisors, Inc.; that he is the President of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Advisors, Inc.

By:	/s/ Laton Spahr
Name:	Laton Spahr
Title:	President

Verification of
ALPS Portfolio Solutions Distributor, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated December 21, 2020 for, and on behalf of, ALPS Portfolio Solutions Distributor, Inc.; that he is the President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Portfolio Solutions Distributor, Inc.

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

APPENDIX A

The Initial Fund

ALPS Active REIT ETF: The Fund’s investment objective is to seek total return through dividends and capital appreciation. The Fund will, under normal circumstances, seek to achieve its investment objective by investing at least 80% of its net assets in publicly traded equity securities of real estate investment trusts.

APPENDIX B

Resolutions of the Board of ALPS ETF Trust

RESOLVED, that the officers of the Trust are hereby authorized to prepare and file with the Securities and Exchange Commission (“Commission”) an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act; and further

RESOLVED, that each of the officers of the Trust is hereby authorized and directed to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer’s judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.

ALPS ETF TRUST

By:	/s/ Cara B. Owen
Name:	Cara B. Owen
Title:	Secretary